Exhibit 1

Press Release

MARCONI PLC

Resignation of non-executive director

London — 11 April 2002 — Marconi (London and NASDAQ: MONI) today announced the resignation of the Rt Hon Baroness Dunn, DBE, as a non-executive director of the Company with immediate effect.

Baroness Dunn’s decision was based on personal concerns over what could be perceived as a potential conflict of interest between her responsibilities to Marconi alongside her position as deputy chairman of HSBC Holding plc. HSBC is one of the two lead banks representing the syndicate banks in Marconi’s refinancing discussions.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on both the London Stock Exchange and NASDAQ under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright(c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

David Beck/Joe Kelly
Public Relations
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
+44 (0) 207 306 1735
heather.green@marconi.com